FUELCELL ENERGY, INC.
                              3 GREAT PASTURE ROAD
                           DANBURY, CONNECTICUT 06813
                                 (203) 825-6000


                                                                    May 16, 2005


Securities and Exchange Commission
450 Fifth Street Northwest
Washington, DC  20549

         RE:      FuelCell Energy, Inc.
                  Amendment No. 3 to Registration Statement on Form S-1 Commission File No. 333-122216
                  ------------------------------

Dear Sir or Madam:

      The registrant, FuelCell Energy, Inc. ("FuelCell"), hereby requests that the effective date of the above-captioned "Registration Statement" be accelerated to 4:00 p.m., Eastern Time, on May 17, 2005, or as soon thereafter as is practicable.

      FuelCell hereby acknowledges that:

      o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve FuelCell from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

      o FuelCell may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                     FUELCELL ENERGY, INC.

                                                     By: /s/ Jerry D. Leitman
                                                         --------------------
                                                     Jerry D. Leitman
                                                     President